December 15, 2015
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II
Nationwide Life Insurance Company
Post-Effective Amendment No. 20 (File No.333-177316)
CIK Number: 0000356514
Accession Number: 0001193125-15-346509
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the Post-Effective Amendment No. 20 filed October 19, 2015, File No. 333-177316, together with all exhibits thereto and correspondence filed therewith ("the Amendment").
Nationwide's request is based on a determination not to proceed with the product modification included in the Amendment at this time. Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable.
Nationwide confirms that: (i) the Amendment has not automatically become effective nor been declared effective by the Securities and Exchange Commission; and (ii) no securities have been sold pursuant to the Amendment.
If you have any questions concerning this matter, please contact me at 614-677-6123.
Sincerely yours,
Nationwide Life Insurance Company
/s/ BEN MISCHNICK
Ben Mischnick
Assistant General Counsel
cc: Mr. Sonny Oh
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies